File No. 70-10136


                            (As filed August 4, 2003)



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 2
                      APPLICATION/DECLARATION ON FORM U-1/A
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               KeySpan Corporation
                           KeySpan Energy Corporation
                             KeySpan Services, Inc.
                         KeySpan Business Solutions, LLC
                        Paulus, Sokolowski and Sartor LLC
                         201 Old Country Road, Suite 300
                            Melville, New York 11747

--------------------------------------------------------------------------------
(Name of companies filing this statement and addresses of principal executive offices)


                               KeySpan Corporation
--------------------------------------------------------------------------------
        (Name of top registered holding company parent of each applicant)

                               John J. Bishar Jr.
              Senior Vice President, Secretary and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
                ------------------------------------------------
                     (Name and address of agent for service)

                          APPLICATION/DECLARATION UNDER
                            SECTIONS 9 AND 10 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


     This pre-effective Amendment No. 2 amends and restates the Form U-1 Application/Declaration in this proceeding as follows:

Item 1.           Description of Proposed Transaction

A.       Introduction

     1.   Overview

     Pursuant to Sections 9(a) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), KeySpan Energy Corporation, a direct non-utility subsidiary of KeySpan Corporation ("KeySpan"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"); KeySpan Services, Inc. ("KSI"), an indirect non-utility subsidiary of KeySpan; KeySpan Business Solutions, LLC, an indirect non-utility subsidiary of KeySpan; Paulus, Sokolowski and Sartor LLC ("PS&S"), an indirect non-utility subsidiary of KeySpan, and KeySpan (collectively, the "Applicants"), file this application and declaration seeking authorization for Applicants, to acquire all of the issued and outstanding securities of Bard, Rao + Athanas Consulting Engineers, Inc. ("BR+A"), a nonaffiliated Massachusetts corporation (the "Transaction").


     The purpose of the Transaction is to, among other things, increase the percentage of energy related revenues of PS&S and its subsidiaries, consistent with commitments underlying the Securities and Exchange Commission's (the "Commission") order dated April 24, 2003 in Holding Co. Act Release No. 27670, File No. 70-9641, authorizing the retention of KSI's non-utility subsidiaries (the "Retention Order"), and to enhance KSI's and PS&S' ability to obtain new clients in the energy sector within KeySpan's existing geographic footprint in furtherance of KeySpan's operations as a diversified and integrated gas and electric public-utility system.

     2.   Background

     KeySpan, a New York corporation, was formed in May 1998 as a result of the business combination of KeySpan Energy Corporation, the parent of The Brooklyn Union Gas Company, and certain businesses of the Long Island Lighting Company. On November 8, 2000, KeySpan acquired Eastern Enterprises ("Eastern"), now known as KeySpan New England, LLC ("KNE"), a Massachusetts limited liability

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1    Pursuant  to an  application  on Form U-1  filed  with the  Securities  and
     Exchange Commission on May 28, 2002, Eastern Enterprises, a Massachusetts business trust, was reorganized as KNE. The transaction involved the formation of KNE as well as another new subsidiary named KSNE, LLC
     ("KSNE"), a Delaware limited liability company, that is a wholly-owned subsidiary of KeySpan. KNE is 99% owned by KeySpan and 1% owned by KSNE.

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

company[1], which primarily owns four natural gas public utility companies. KeySpan also owns, directly and/or indirectly, two other natural gas public utility companies, one electric utility company and various other non-utility companies.


     Under KeySpan's holding company structure, it has no independent operations and conducts substantially all of its operations through its subsidiaries. KeySpan's subsidiaries operate in the following four businesses: Gas Distribution, Electric Services, Energy Services and Energy Investments.


     As stated, KeySpan registered as a holding company under the Act on November 8, 2000, as a result of KeySpan's acquisition of Eastern Enterprises. The Commission approved the acquisition in an order issued on November 7, 2000 (Release No. 35-27271), as corrected by the order issued on December 1, 2000 (collectively, the "Merger Order"). In addition, on November 8, 2000, the
Commission issued an order (Release No. 35-27272), as corrected by the order issued on December 1, 2000, and as supplemented by the order issued on December 6, 2002 (Release No. 35-27612) (collectively, the "Financing Order"), authorizing a program of external financings for various purposes, including the acquisition of "energy related" companies.


     KSI is the non-utility holding company of KeySpan's interests in a number of non-utility, "energy related" companies (as such term is defined in Rule 58(b)(1) under the Act). PS&S is one such "energy related" subsidiary company engaged in the business of providing engineering and consulting services relating generally to design and permitting of energy management systems, office environments and equipment installations/modifications.[2] PS&S's clients consist primarily of large industrial customers such as utilities, corporate offices, hotels, laboratories, warehouses, pharmaceutical companies, hospitals, universities and power plants. PS&S also serves as a general environmental and engineering consultant to major utility companies in New Jersey. PS&S contributes to KeySpan's ability to compete in the energy service market and to attract customers because its services are related or complementary to the types of services offered by KeySpan's other non-utility, "energy related" subsidiaries.


     KeySpan directly or indirectly owns seven public utility companies that collectively provide a full range of gas and electric services. In addition, KeySpan owns a number of non-utility companies that provide essential services to the KeySpan system, including certain energy-related companies such as PS&S that were fully described in the application underlying the Merger Order (the "Merger Application") and deemed functionally related to KeySpan's business operations in the Retention Order.[3]

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2    The Commission,  in the Retention Order,  authorized  KeySpan to retain KSI and its non-utility subsidiaries pursuant to Section 11 under the Act by determining that such subsidiaries (including PS&S) engage in activities that are either permissible under Rule 58(b)(1) or consistent with Commission precedent regarding the retention of businesses that are functionally related to KeySpan's electric and gas utility business.

     BR+A is an unaffiliated Massachusetts corporation in the business of providing engineering services primarily related to (i) mechanical, electrical and plumbing components of heating, ventilating and air conditioning ("HVAC") systems; (ii) the design, construction, installation, maintenance and service of new and retrofit heating, ventilating and air conditioning, electrical and power systems, motors, pumps, lighting, water and plumbing systems for non-associated industrial and commercial customers; and (iii) the sale, installation and servicing of electric and gas appliances. BR+A's business activities involve the types of energy-related activities enumerated in Rule 58(b)(1)(iv) and/or previously approved by the Commission (see KeySpan Corporation, et al., Holding Co. Act Release No. 27670 (April 24, 2003); see also Cinergy Corp., Holding Co. Act Release No. 26662 (February 7, 1997); see also Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998)).


     BR+A's principal office and operating location is in Boston, Massachusetts and the majority of its clients are based in the Northeast. BR+A also maintains sales and field support offices in New York, Philadelphia, Baltimore, Chicago and Los Angeles, with the majority of support services for these offices being provided out of its Boston location. PS&S primarily does work in New Jersey, New York and Pennsylvania. Like BR+A, PS&S also provides services in other states depending on client needs and opportunities.


B.       The Transaction

     Applicants intend to acquire all of the issued and outstanding shares of BR+A common stock from its ten individual shareholders (the "Sellers") who collectively own 100% of BR+A. The Sellers and each of their ownership interests in BR+A are as set forth in Exhibit G-3.

     Subsequent to the consummation of the acquisition, BR+A will be converted into a limited liability company. BR+A will become a direct, wholly-owned subsidiary of PS&S. Except as otherwise authorized by Commission order, pursuant to exemptions provided by the rules and regulations under the Act, or as otherwise permitted under the Act, BR+A will not provide services to its affiliates subsequent to the consummation of the Transaction. The acquisition of BR+A will be undertaken pursuant to the terms of a stock purchase agreement (the "Stock Purchase Agreement") (attached hereto as Exhibit B) for the purchase price of (i) $35 million cash consideration, subject to adjustment under the terms of the Stock Purchase Agreement, and (ii) payment of up to $14.7 million in contingent consideration subject to conditions set forth in the Stock Purchase Agreement.[4] The purchase price shall be tendered through the combination of a loan and capital contributions from KeySpan to PS&S pursuant to the exemption provided by Rule 45 under the Act. The payment of the purchase price will be structured as follows:

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3    PS&S is a wholly-owned  subsidiary of KeySpan Business Solutions LLC, which is a wholly-owned subsidiary of KeySpan Services Inc., which is a wholly owned subsidiary of KeySpan Energy Corporation, which is a wholly-owned subsidiary of KeySpan Corporation.

4 As provided by the Stock Purchase Agreement, $ 32 million of the total purchase price shall be tendered to the Sellers in accordance with a payment schedule provided by the Stock Purchase Agreement. The Stock Purchase Agreement further provides that $ 3 million of the total purchase price shall be deposited into an escrow account and held for adjustment up or down based on certain financial criteria in connection with BR+A's financial condition at closing. Contingency payments may additionally be made to the Sellers based on BR+A's performance in meeting certain target levels of net operating earnings (excluding interest income) before payment of interest and income taxes, depreciation and amortization ("EBITDA") in the years 2003, 2004, 2005, 2006, 2007 and 2008.

     A loan will be made from KeySpan Corporation to KeySpan Services, Inc., which will then be made to KeySpan Business Solutions, LLC, which will then be made to PS&S, the direct purchaser of BR+A. The loan will account for 35% of the purchase price. The maturity term on the loan will be based on and equal to the term estimated to be the useful life span of the long-lived assets acquired in the Transaction. For example, if it is determined that the long-lived assets acquired in the Transaction have a useful life of 10 years, then the term of the loan will be 10 years. Upon the determination of the term of the loan, KeySpan will allocate an existing bond, or portion thereof, having the necessary value, that has the equivalent term needed and use such bond, or portion thereof, at its existing interest rate, to tender appropriate payment.

     The balance of the purchase price, namely 65%, will be paid by way of capital contribution from KeySpan Corporation to KeySpan Energy Corporation, and then down to KeySpan Services, Inc., and then down to KeySpan Business Solutions, LLC, and then down to PS&S.

     To the extent that the loan and capital contribution described above are not exempt pursuant to the exceptions provided by Rule 45 under the Act, such loan and capital contribution are otherwise authorized under the authority granted KeySpan by the Financing Order.

     The Transaction is expected to produce tangible benefits to the public, investors and consumers by (i) adding to the KeySpan system's ability to compete with exempt registered holding company systems in the electric utility and gas utility industry, as well as non-utility companies engaged in similar lines of energy related businesses; (ii) enhancing the ability of KSI and PS&S to obtain new clients in the energy sector within KeySpan's existing geographic footprint and (iii) increasing the percentage of energy related engineering services provided by KSI's subsidiary companies.

B.       Filing of Certificates of Notification

     Rule 24 certificates will be provided to the Commission within 60 days after the end of KeySpan's first three calendar quarters, and 90 days after the end of the fourth quarter, beginning with the quarter in which the Transaction is consummated, and will contain the following information:

     1. Unaudited financial statements of BR+A (including balance sheets and statements of income) for the quarter then ended;



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

     2. Unaudited financial statements of BR+A (including balance sheets and statements of income) for the calendar year then ended;

     3. A schedule setting forth the segment revenue during the reporting period for BR+A in a manner similar to Exhibit G-6 to the Application; and

     4. A narrative description of BR+A's principal business activities during the reporting period, including the types of facilities served and the general nature of the work performed during the reporting period.


Item 2.           Fees, Commissions and Expenses


     The fees, commissions and expenses paid or incurred or to be incurred in connection with the Transaction are estimated as follows:

         Accountants' Fees                                     $100,000
         Legal Fees and Expenses                               $350,000
         Investment Bankers' Fees and Expenses                 $      0
         Other Fees                                            $      0
                                                               --------
          Total                                                $450,000


Item 3.           Applicable Statutory Provisions


     Applicants consider Sections 9(a)(1) and 10 of the Act to be applicable to the proposed Transaction. To the extent that the activities described herein require approval under any other sections of the Act and the Commission's rules thereunder are or may be applicable to the Transaction, Applicants request such approval and demonstrate compliance herein.


A. Sections 9 and 10


     The Transaction involves the acquisition of all the issued and outstanding securities of BR+A by the Applicants. Section 9(a)(1) requires that any registered holding company or its subsidiary companies obtain approval pursuant to Section 10 of the Act to directly or indirectly acquire any securities, utility assets or any other interest in any business. The statutory standards to be considered by the Commission in evaluating the acquisition under Section 9(a) are set forth in Sections 10(b), 10(c) and 10(f) of the Act. As demonstrated below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission.



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

     Section 10(b) of the Act provides that if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition of securities or utility assets, unless the Commission finds that: (i) such acquisition will tend towards interlocking relations for the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers; (ii) the consideration to be paid in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or (iii) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system. Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve (i) the acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 of the Act[5] or is detrimental to the carrying out of the provisions of Section 11; or (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.


     The negative standards set forth in Sections 10(b) or (c) are not implicated by the Transaction.


1. Section 10(b)(1)


     Section 10(b)(1) restricts the holding company and its affiliates from entering into a transaction that would involve certain types of interlocking relationships or a concentration of control. By its nature, any merger results in new links between theretofore unrelated companies. However, the links that would be established as a result of the Transaction are not the types of interlocking relationships or the type of concentration of control targeted by
Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies.[6] In the present transaction, PS&S, an "energy related" non-utility company, by acquiring BR+A, would be adding synergistically to its assets and the services it and other KSI subsidiaries can offer, thereby enhancing the KeySpan system's business operations along with the overall percentage of energy related services provided by the KSI family of companies. The make up of the board of directors and officers of PS&S will not be altered as a result of the Transaction. The Transaction will therefore be in the public interest and the interests of investors and consumers. Thus, the Transaction is beneficial to the protected interests under the Act and thus not prohibited by Section 10(b)(1).

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5    Section 8 regulates the acquisition of a direct or indirect  interest in an electric utility company or gas utility company serving substantially the same territory.

6    Northeast  Utilities,  50 SEC 427,  443  (1990),  as  modified,  50 SEC 511
     (1991), aff'd sub nom., City of Holyoke Gas & Electric Dept. v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the companies undertaking a business combination]").

2. Section 10(b)(2)


     Section  10(b)(2)   requires  the  Commission  to  determine   whether  the
consideration to be paid to the Sellers in connection with the Transaction, including all fees, commissions and other remuneration, is reasonable.7

     The consideration for the Transaction is the result of arm's length negotiations between KSI, PS&S and BR+A that were initiated in the Spring of 2001.8 The negotiations were preceded by KSI's and PS&S' due diligence, analysis and evaluation of the assets, liabilities and business prospects of the combined companies. The final purchase price was agreed to by KeySpan after an in depth review of BR+A's historic and projected financial and operational performance. In connection with the purchase price negotiations, KeySpan also utilized the services of Sanders, Morris and Harris ("SMH"). The closing cash consideration of $35 million agreed to by the parties was within the range of consideration found to be reasonable by SMH. The contingent portion of the purchase price, which is capped at $14.7 million, is tied to a proportional growth in EBITDA to that which was used to verify the reasonableness of the closing cash consideration.

     In addition to the foregoing, the reasonableness of the proposed acquisition purchase price was subject to an extensive internal analysis in connection with KeySpan's capital approval process and risk management policies.

     KSI and PS&S believe that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction meet the standards of Section 10(b)(2).

     As set forth in Item 2 of this Application, Applicants together expect to incur a combined total of approximately $450,000 in fees, commissions and expenses in connection with the Transaction. Applicants believe that the estimated fees and expenses in this matter bear a fair relation to the value of the Transaction and the strategic benefits to be achieved, and further that the fees and expenses are fair and reasonable in light of the size of and the assets to be acquired in the Transaction relative to other similar transactions and the anticipated benefits of the Transaction to the public, investors and consumers. See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). Based on an acquisition price of $35 million (subject to a contingency payment of up to $14.7 million), the total estimated fees and expenses represent at most approximately 1.28% of the value of the

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7    Section  10(b)(2) also  contemplates  the  acquisition  of utility  assets, either directly or through the acquisition of securities. However, because BR+A is not a utility company, its assets are not utility assets as defined by Section 2(a)(18) of the Act.

8 The Commission has recognized that when consideration to be paid in a proposed transaction is the result of arm's length negotiations, this may be deemed persuasive evidence that Section 10(b)(2) is satisfied (see Entergy Corp., et al., 51 SEC 869 (1993)).

consideration. This percentage of fees and expenses is less than that of other transactions approved by the Commission. See Entergy Corp., Holding Co. Act Release No. 25952 (December 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (approximately 2% of the value of the assets to be acquired).


3. Section 10(b)(3)


     Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate KeySpan's capital structure or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of KeySpan's system. The Commission has found that an acquisition satisfies the Section 10(b)(3) analysis where the effect of a proposed acquisition on the acquirer's capital structure is negligible and the equity position is at or above the traditionally acceptable 30% level prescribed by the Commission.


     The Transaction involves the acquisition of all the issued and outstanding shares of BR+A common stock for the purchase price of approximately $35 million, plus up to $14.7 million in contingent consideration. The purchase price, assuming the maximum contingent consideration is paid, would amount to approximately one half of one percent (0.5%) of KeySpan's total consolidated capitalization (which was approximately $9 billion at June 30, 2003) and therefore would have a negligible affect on KeySpan's capital structure. KeySpan's consolidated equity to total capitalization ratio would be virtually unaffected by the Transaction and will remain in excess of the traditionally accepted 30% level after the consummation of the Transaction.[9] Therefore, under these standards, the proposed acquisition of BR+A will not unduly complicate the capital structure of the combined system.


     The acquisition of BR+A is a sound business transaction that will be beneficial to the public interest, the interest of investors, consumers and the proper functioning of KeySpan's system. As a subsidiary of PS&S, BR+A will add revenues and assets to the KeySpan system. See the pro forma combined summary financial data set forth in Exhibit G-1.


     Moreover, the Commission, in the Retention Order, has required that "...over the next five years KSI will, either on a stand alone basis or through other methods, increase the percentage of energy related revenues of PS&S so that they are substantially energy related as defined by Commission rule and/or precedent." In 2002, BR+A worked on approximately 764 projects and generated $34,825,588 in revenues. These projects represent a range of assignments that varied from simple design studies with associated fees of $5,000 to $10,000, to major hospital or medical research laboratory designs with associated fees of several million dollars.

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9    As of June 30, 2003, KeySpan's  consolidated equity was 39.78% of its total capitalization.

     In 2002, one hundred percent of BR+A's revenues were generated through the design, construction, installation, maintenance and service of new and retrofit HVAC, electrical and power systems, motors, pumps, lighting, water and plumbing systems for non-associated industrial and commercial customers. Nevertheless, despite the fact that BR+A does not sell or install mechanical, electrical or plumbing components of HVAC systems, and does not sell, install or service electric or gas appliances, the engineering services that BR+A provides do relate to such business activities.

     The Commission has previously authorized registered holding companies to retain and acquire companies engaged in consulting and engineering services such as BR+A.[10] In WPL Holdings, Inc., Holding Company Act Release No. 26856 (April 14, 1998), the Commission permitted the retention of non-utility companies that provided a wide range of environmental consulting and engineering services, such as management services for solid waste management, hazardous waste management, industrial health safety, strategic environmental management services and facility and process design to utility and non-utility companies. In Central and South West Services, Holding Co. Act Release No. 26898 (July 21, 1998), the Commission approved a registered holding company's ownership of a company engaged in providing engineering and environmental services to utilities and non-utilities relating to consulting and design engineering, environmental and occupational health permitting, and environmental and occupational health management systems.[11] Furthermore, in General Public Utilities, et al., Holding Co. Act Release No. 25108 (June 26, 1990), the Commission authorized a registered holding company's subsidiary to engage in preliminary project development and administrative activities in connection with its investment in qualifying facilities and load management and energy storage system projects. Such activities included site investigations, feasibility studies, preliminary design and engineering, licensing and permitting, acquisition of project rights and options, negotiation of asset acquisition, power sales, fuel supply, steam sales and engineering, and other related contracts.[12]

     Ultimately, in adding the business activities of BR+A to PS&S, based on historical data, the percentage of energy related engineering revenue for KSI subsidiaries would be increased from 65% to approximately 81%. As stated above,

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10   WPL Holdings, Inc., Holding Company Act Release No. 26856 (April 14, 1998);
     Central and South West Services, Holding Co. Act Release No. 26898 (July 21, 1998).

11 See also New Centuries Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997) (the Commission permitted holding company to retain subsidiaries that provided general engineering, and environmental consulting and other services to utilities and non-utilities); New England Electric System, et al., Holding Co. Act Release No. 25621 (September 4,
     1992) (the Commission authorized registered holding company subsidiary to engage in the business of providing consulting services for profit); New England Electric System, et al., Holding Co. Act Release No. 26017 (April 1, 1994) (the Commission allowed registered holding company subsidiary to expand its consulting business to include the performance of electrical related services, i.e., designing, engineering, assisting in licensing and permitting, procuring materials and equipment and installing, removing or constructing electrical related materials).

12 General Public Utilities, et al., Holding Co Act Release No. 25108 (June 26, 1990). The subsidiary also proposed to provide engineering, consulting, management and other project development and operating services for a fee.

this increase is in accordance with the Applicants' commitment to increase their percentage of energy related revenues so that they are substantially energy related as defined by Commission rule and/or precedent. Exhibit G-4 sets forth the dollar amounts of historic energy related activities that lead to the projected increase from 65% to 81% of total business revenues.

4. Section 10(c)(1)


     Section 10(c)(1) of the Act prohibits the Commission from approving an acquisition under Section 9(a) of the Act if such acquisition is unlawful under
Section 8 of the Act or is detrimental to the carrying out of Section 11 of the Act.


         a.       Section 8 Analysis


     Section 8 prohibits registered holding companies, and any subsidiaries thereof, from acquiring, owning interests in, or operating both a gas and an electric utility serving substantially the same area if prohibited under state law. The Transaction does not raise any issue under Section 8 because the Transaction does not involve the acquisition of a utility company.

        b.       Section 11 Analysis


     Section 10(c)(1) of the Act prohibits an acquisition that would be detrimental to carrying out the provisions of Section 11. Section 11 requires the Commission to confine the non-utility interests of registered holding companies to those that are "reasonably incidental, or economically necessary or appropriate to the operations of [an] integrated public-utility system" (see
Section 11(b)(1) of the Act).


     In broadening the meaning of "reasonably incidental, or economically necessary" under Section 11, the commission has demonstrated its intention to facilitate the acquisition of certain "energy related" companies by enacting Rule 58. Acquisitions pursuant to Rule 58 are considered to be "appropriate in the ordinary course of business" within the meaning of Section 9(c)(3), and are thus exempt from the requirement of prior Commission approval under Sections 9(a)(1) and 10. Therefore, if an entity falls within the definition of an energy-related company under Rule 58, the acquisition of such an entity is deemed by the Commission not to be detrimental to carrying out the provisions of
Section 11, thereby satisfying the requirements of Section 10(c)(1).


     BR+A is engaged almost exclusively in providing mechanical, electrical and plumbing engineering services related to (i) mechanical, electrical and plumbing components of heating, ventilating and air conditioning ("HVAC") systems; (ii) the design, construction, installation, maintenance and service of new and retrofit HVAC, electrical and power systems, motors, pumps, lighting, water and plumbing systems for non-associated industrial and commercial customers; and
(iii) the sale, installation and servicing of electric and gas appliances. The Commission has permitted registered holding company systems to acquire non-utility businesses that conduct substantially similar businesses to that of BR+A. In Cinergy Corp, infra, and Conectiv, Inc., infra, the Commission authorized such registered holding company systems to acquire non-utility companies that design, construct, install, maintain and service new and retrofit heating, ventilating and air conditioning, electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures for non-associate industrial, commercial and residential customers. Moreover, to the extent that HVAC companies such as BR+A are involved in the sale, installation and servicing of electric and gas appliances, Rule 58(b)(1)(iv) applies. In New Century Energies, Inc., Holding Co. Act Release No. 27212 (August 16, 2000), the Commission authorized the ownership and retention of a company involved in warranty and repair services for appliances such as heating and air conditioning systems, water heaters, refrigerators, dishwashers and clothes washers based on Rule 58(b)(1)(iv). In GPU, Inc., Holding Co. Act Release No. 27165 (April 14,
2000), the Commission authorized the acquisition of a company which, inter alia, provided commercial and industrial services consisting of electrical, mechanical and maintenance contracting, including construction activities such as the installation of complete electrical systems wiring for utilities and commercial and industrial facilities.


     Finally, the Commission examined KeySpan's retention of KSI and its non-utility subsidiaries that operate various lines of business, including HVAC services, plumbing and heating solutions, energy marketing, mechanical contracting services, safety services, power consulting and engineering services, and determined in the Retention Order that retention of such companies is appropriate under Section 11.


     Therefore, due to the fact that the Commission has deemed KeySpan's investments in substantially similar non-utility businesses to be appropriate under Section 11, and the fact that acquisition of businesses substantially similar to BR+A is consistent with Rule 58(b)(1) under the Act or Commission precedent[13], it should be deemed equally appropriate for KeySpan and its subsidiaries to invest in BR+A because such company would be "appropriate in the ordinary course of business." Accordingly, the Transaction satisfies the standards of Section 10(c)(1).


5. Section 10(c)(2)


     Section 10(c)(2) applies only to the acquisition of a public utility or holding company. The Transaction does not raise any issue under Section 10(c)(2) because BR+A is a non-utility company.


6. Section 10(f)


     Section 10(f) of the Act provides that the Commission shall not approve any acquisition under Section 10 unless it appears to the satisfaction of the Commission that applicable state laws have been complied with, except where the Commission finds that compliance with such state laws would be detrimental to the carrying out of the provisions of Section 11. The Transaction does not involve any utility companies and, therefore, no state commission would have jurisdiction over the consummation of the Transaction. As described in Item 4 of this Application, the Applicant believes that no state regulatory approvals are required for the Transaction. The Applicant has or intends to comply with all applicable state laws related to effectuating the proposed Transaction.

--------
13 Cinergy Corp, infra; Conectiv, Inc., infra; New Century Energies, Inc., infra; GPU, Inc., infra.

B. Rule 54


     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At June 30, 2003, KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1,034,075,000. With respect to Rule 53(a)(1), the Commission determined in the order dated December 6, 2002, Holding Co. Act Release No. 35-27612, File No. 70-10063, that investments by KeySpan in EWGs and FUCOs in an aggregate amount of up to $2.2 billion is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred.

     Finally, Rule 53(c) is inapplicable by its terms.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. As of June 30, 2003, KeySpan's consolidated capitalization consisted of 39.78% equity and 60.22% debt. These ratios comply with the requirement in the Financing Order that KeySpan's common equity will be at least 30% of its capitalization; the proposed transaction will have no adverse impact on KeySpan's ability to satisfy that requirement. In addition, at June 30, 2003, KeySpan's long term, public unsecured debt was rated "investment grade" by all the major rating agencies.

     Moreover, all of KeySpan's direct or indirect investments in EWGs and FUCOs are segregated from the public-utility subsidiaries. None of the public-utility subsidiaries provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which KeySpan owns any interest. KeySpan does not, and will not, seek recovery in the retail rates of any public-utility subsidiaries for any failed investment in, or inadequate returns from, an EWG or FUCO investment.


     Finally, investments in EWGs and FUCOs will not have any negative impact on the ability of the public-utility subsidiaries to fund operations and growth. The public-utility subsidiaries currently have financial facilities in place that are adequate to support their operations. The expectation of continued strong credit ratings by the public-utility subsidiaries should allow them to continue to access the capital markets to finance their operations and growth. KeySpan's EWG and FUCO investments, in the aggregate, have been profitable for all quarterly periods from December 31, 2000 through June 30, 2003.

Item 4.           Regulatory Approvals

     Other than Commission approval, the Applicant does not believe any other federal or state regulatory approvals are required for the Transaction.


Item 5.           Procedure

     The Commission is respectfully requested to issue and publish, as soon as practicable, the requisite notice under Rule 23, with respect to the filing of this Application/Declaration but no later than 40 days after this application/declaration has been filed so that an order can be issued by no later than August 5, 2003.


     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision, unless the Division opposes the proposals contained herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.           Exhibits and Financial Statements


              Exhibits


               A-1  Articles of Organization  of Bard, Rao + Athanas  Consulting
                    Engineers,   Inc.,   as  in  effect  on  November  18,  1975
                    (previously filed)

               A-2  Amended  and  Restated   Bylaws  of  Bard,   Rao  +  Athanas
                    Consulting Engineers, Inc. (previously filed)

               B Stock Purchase Agreement dated June 18, 2003 (previously filed on a confidential basis)

               C    Not applicable

               D    Not applicable

               E    None

               F-1  Opinion of Counsel

               F-2  Past Tense Opinion of Counsel (to be filed  pursuant to Rule
                    24)

               G-1 Pro Forma Combined Summary Financial Data (previously filed on a confidential basis)

               G-2  Proposed Form of Notice (previously filed)

               G-3 Sellers' Ownership Interests in BR+A (previously filed on a confidential basis)

               G-4 2002 Revenue by Energy Related Business Activity for PS&S and BR+A (previously filed)

               G-5  Base   Salaries  of  the  Officers  and  Directors  of  BR+A
                    (previously filed on a confidential basis)

               G-6 2002 and 2001 Revenues of BR+A by Business Activity (filed on a confidential basis)

              Financial Statements

               FS-1 KeySpan Corporation Consolidated Balance Sheet, Statement of
                    Income and Release Notes for the quarter ended March 31, 2003 (incorporated herein by reference to KeySpan's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, File No. 001-14161)

               FS-2 Consolidated  Balance  Sheet,   Consolidated   Statement  of
                    Income, Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Loss, Consolidated Statement of Retained Earnings, Consolidated Statement of Cash Flows, and Notes to Consolidated Financial Statements of Bard, Rao + Athanas Consulting Engineers Trust (merged into BR+A as of June 16, 2003) and BR+A for the year ended December 31, 2002 (previously filed on a confidential basis)


Item 7.           Information as to Environmental Effects

     The Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Consummation of the Transaction will not result in changes in the operation of KeySpan or its subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction.

                                    SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.




                                            KEYSPAN CORPORATION


                                            By:/s/ John J. Bishar, Jr.
                                               -----------------------
                                               John J. Bishar, Jr.
                                               Senior Vice President, Secretary
                                               and General Counsel


                                            KEYSPAN ENERGY CORPORATION
                                            KEYSPAN SERVICES, INC.
                                            KEYSPAN BUSINESS SOLUTIONS, LLC
                                            PAULUS, SOKOLOWSKI AND SARTOR, LLC

                                            By: KEYSPAN CORPORATION

                                            By:/s/ John J. Bishar, Jr.
                                               -----------------------
                                               John J. Bishar, Jr.
                                               Senior Vice President, Secretary
                                               and General Counsel

                                                                Exhibit F-1

August 4, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

     KeySpan Energy Corporation, a direct non-utility subsidiary of KeySpan Corporation ("KeySpan"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"); KeySpan Services, Inc. ("KSI"), an indirect non-utility subsidiary of KeySpan; KeySpan Business Solutions, LLC, an indirect non-utility subsidiary of KeySpan; Paulus, Sokolowski and Sartor LLC ("PS&S"), an indirect non-utility subsidiary of KeySpan, and KeySpan (collectively, the "Applicants"), have applied to the Securities and Exchange Commission (the "Commission") for authority to acquire the issued and outstanding common stock of Bard, Rao + Athanas Consulting
Engineers, Inc. ("BR+A"), pursuant to which BR+A will become a direct, wholly-owned subsidiary of PS&S (the "Transaction").

     This opinion is furnished in connection with Applicants' filing of the Application/Declaration on Form U-1/A, File No. 70-10136 (the "Application") with the Commission under the Act in connection with the Transaction. The Application requests the Commission's authorization and approval for the acquisition of all of the issued and outstanding shares of BR+A common stock from its ten individual shareholders (the "Sellers") who collectively own 100% of BR+A. Subsequent to the consummation of the acquisition, BR+A will be converted into a limited liability company. BR+A will become a direct, wholly-owned subsidiary of PS&S. The acquisition of BR+A will be undertaken pursuant to the terms of a stock purchase agreement (the "Stock Purchase Agreement") for the purchase price of (i) $35 million cash consideration, subject to adjustment under the terms of the Stock Purchase Agreement, and (ii) payment of up to $14.7 million in contingent consideration subject to conditions provided by the Stock Purchase Agreement.

     I am general counsel to the KeySpan and have acted as counsel to KeySpan in connection with the filing of the Application.

     In connection with this opinion, either I or attorneys under my supervision in whom I have confidence have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as original and the conformity to the original documents of all documents submitted to me as copies. As to any facts material to my opinion, I have, when relevant facts were not independently established, relied upon the statement contained in the Application.

     The  opinions  expressed  below with  respect to the  proposed  Transaction
described  in  the  Application  are  subject  to  the  following   assumptions,
qualifications, limitations, conditions and exceptions:

     A. The proposed Transaction shall have been duly authorized and approved, to the extent required by the governing corporate and/or organizational documents and applicable state laws, by the Board of Directors and/or duly authorized committee of such Board of Directors of the Applicants and BR+A or of the appropriate parent and/or subsidiary, as the case may be.

     B. No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

     C. All required approvals, authorizations, consents, certificates, rulings and orders, if any, of, and all filings and registrations, if any, with, all applicable federal and state commissions and regulatory authorities with respect to the Transaction proposed in the Application shall have been obtained or made, as necessary, and shall have become final and unconditional in all respects and shall remain in effect (including the approval and authorization of the Commission under the Act) and such Transaction shall have been accomplished in accordance with all such approvals, authorizations, consents, certificates, orders, filings and registrations, if any.

     D. The Commission shall have duly entered an appropriate order with respect to the proposed Transaction as described in the Application granting and permitting the Application to become effective under the Act and the rules and regulations thereunder.

     E. Appropriate corporate actions will have been taken by both the issuer and acquirer of the securities contemplated by the Application and the documents transferring the securities will have been duly authorized, executed and delivered with all appropriate transfer or other taxes paid.

     F. The parties shall have obtained all material consents, waivers and releases, if any, required for the proposed Transaction under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

     Based on the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that, in the event the proposed Transaction is consummated in accordance with the Application:

     1. All state and federal laws applicable to the proposed Transaction will have been complied with;

     2. BR+A is a corporation validly organized, duly existing in good standing in the State of Massachusetts;

     3. Any securities to be issued will, in the case of capital stock, be validly issued, fully paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the applicable articles of incorporation or other document defining such rights and privileges.

     4. The Applicants will legally acquire the securities of BR+A subject to the terms of the Stock Purchase Agreement as stated in the Application.

     5. The consummation of the proposed Transaction will not violate the legal rights of the holders of any securities issued by KeySpan, or by any associate company thereof.

     I am a member of the State Bar of New York and do not purport to be an expert on, nor do I opine as to, the laws of any jurisdiction other than the State of New York and the federal laws of the United States of America. I hereby consent to the use of this opinion as an exhibit to the Application.

                                    Very truly yours,



                                    /s/John J. Bishar, Jr.
                                    General Counsel



                                        3